Exhibit 2

2017 FIRST QUARTER RESULTS    • Stock Listing Information Colombian Stock Exchange S.A. Ticker: CLH • Investor Relations Jesús Ortiz de la Fuente +57 (1) 603-9051 E-mail: jesus.ortizd@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January - March			First Quarter		
	2017	2016	% var	2017	2016	% var
Consolidated cement volume	1,893	1,829	4%	1,893	1,829	4%
Consolidated domestic gray cement	1,675	1,609	4%	1,675	1,609	4%
Consolidated ready-mix volume	756	738	3%	756	738	3%
Consolidated aggregates volume	1,764	1,735	2%	1,764	1,735	2%
Net sales	329	316	4%	329	316	4%
Gross profit	150	153	(1%)	150	153	(1%)
as % of net sales	45.8%	48.3%	(2.5pp)	45.8%	48.3%	(2.5pp)
Operating earnings before other expenses, net	71	83	(13%)	71	83	(13%)
as % of net sales	21.7%	26.1%	(4.4pp)	21.7%	26.1%	(4.4pp)
Controlling interest net income (loss)	35	45	(22%)	35	45	(22%)
Operating EBITDA	93	103	(10%)	93	103	(10%)
as % of net sales	28.2%	32.7%	(4.5pp)	28.2%	32.7%	(4.5pp)
Free cash flow after maintenance capital expenditures	17	57	(70%)	17	57	N/A
Free cash flow	1	26	(97%)	1	26	(97%)
Net debt	925	1,008	(8%)	925	1,008	(8%)
Total debt	960	1,051	(9%)	960	1,051	(9%)
Earnings per share	0.06	0.08	(22%)	0.06	0.08	(22%)
Shares outstanding at end of period	557	556	0%	557	556	0%
Employees	4,654	4,183	11%	4,654	4,183	11%

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-share amounts.
Shares outstanding are presented in millions.

Consolidated net sales during the first quarter of 2017 increased by 4% compared to those of the first quarter of 2016. This increase in net sales is explained mainly as a result of the strong performance of our operations in Panama, Nicaragua and Guatemala.

Cost of sales as a percentage of net sales during the quarter increased by 2.5pp from 51.7% to 54.2% on a year-over-year basis.

Operating expenses as a percentage of net sales during the first quarter increased by 1.8pp from 22.2% to 24.0% compared to those of the first quarter of 2016.

Operating EBITDA during the first quarter of 2017 declined by 10% compared to that of the first quarter of 2016. This decline is mainly explained by lower cement prices in Colombia, as well as by the effect of the annual major maintenance of our kiln in Costa Rica, which we did not have last year.

Operating EBITDA margin during the first quarter of 2017 declined by 4.5pp, compared to that of the first quarter of 2016.

Controlling interest net income during the first quarter of 2017 reached US$35 million, declining 22% compared to that of the same period in 2016.

Total debt at the end of the quarter reached US$960 million.

2017 First Quarter Results Page 2

OPERATING RESULTS

Colombia

	January - March			First Quarter		
	2017	2016	% var	2017	2016	% var
Net sales	155	157	(1%)	155	157	(1%)
Operating EBITDA	38	55	(31%)	38	55	(31%)
Operating EBITDA margin	24.3%	34.9%	(10.6pp)	24.3%	34.9%	(10.6pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(2%)	(2%)	(4%)	(4%)	(6%)	(6%)
Price (USD)	(10%)	(10%)	11%	11%	15%	15%
Price (local currency)	(18%)	(18%)	1%	1%	5%	5%

Year-over-year percentage variation.

In Colombia, during the first quarter our domestic gray cement, ready-mix and aggregates volumes declined by 2%, 4% and 6% respectively, compared to those of the first quarter of 2016.

Cement consumption during the quarter was affected by the macro challenges that the country is facing. Despite the soft demand environment, we estimate that our cement market position during the quarter remained practically unchanged compared to that of the first and fourth quarter of last year. Our quarterly cement prices, on a year-over-year and sequential basis, were affected by difficult competitive dynamics and a soft demand market environment.

Panama

	January - March			First Quarter		
	2017	2016	% var	2017	2016	% var
Net sales	70	63	11%	70	63	11%
Operating EBITDA	31	25	25%	31	25	25%
Operating EBITDA margin	44.3%	39.4%	4.9pp	44.3%	39.4%	4.9pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	9%	9%	29%	29%	29%	29%
Price (USD)	0%	0%	0%	0%	1%	1%
Price (local currency)	0%	0%	0%	0%	1%	1%

Year-over-year percentage variation.

In Panama during the first three months of the year our domestic gray cement, ready-mix and aggregates volumes increased by 9%, 29% and 29% respectively, compared to those of the first quarter of 2016.

Our participation in projects like *Minera Panama*, the second line of the Subway, the AES energy project, and the urban renovation of the city of Colon have been driving demand for our products.

Adjusted by the cement dispatches to the canal expansion project in 1Q16, on a year over year basis, our cement volumes in the first quarter grew by 13%.

2017 First Quarter Results Page 3

OPERATING RESULTS

Costa Rica

	January - March			First Quarter		
	2017	2016	% var	2017	2016	% var
Net sales	37	39	(4%)	37	39	(4%)
Operating EBITDA	12	17	(29%)	12	17	(29%)
Operating EBITDA margin	32.3%	43.6%	(11.3pp)	32.3%	43.6%	(11.3pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	1%	1%	(11%)	(11%)	(6%)	(6%)
Price (USD)	(8%)	(8%)	(17%)	(17%)	(32%)	(32%)
Price (local currency)	(4%)	(4%)	(14%)	(14%)	(29%)	(29%)

Year-over-year percentage variation.

In Costa Rica, during the first quarter our domestic gray cement volumes increased by 1%, while our ready-mix, and aggregates volumes decreased by 11% and 6%, respectively, compared to those of the first quarter of 2016.

We have started to see positive signs with regards to demand for our products. Actually, March was the first month since May 2016 with national cement consumption growing on a year over year basis. Daily national cement consumption increased by 9% versus that of March last year.

Rest of CLH

	January - March			First Quarter		
	2017	2016	% var	2017	2016	% var
Net sales	73	62	17%	73	62	17%
Operating EBITDA	24	19	23%	24	19	23%
Operating EBITDA margin	33.0%	31.3%	1.7pp	33.0%	31.3%	1.7pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	18%	18%	28%	28%	48%	48%
Price (USD)	2%	2%	(13%)	(13%)	(12%)	(12%)
Price (local currency)	1%	1%	(11%)	(11%)	(8%)	(8%)

Year-over-year percentage variation.

In the Rest of CLH region, which includes our operations in Nicaragua, Guatemala, El Salvador and Brazil, during the first quarter of 2017 our domestic gray cement, ready-mix and aggregates volumes increased by 18%, 28% and 48%, respectively, compared to those of the first quarter of 2016.

In Nicaragua, housing developments and infrastructure works continued to drive demand for our products. This quarter was the highest ever in terms of cement and ready-mix volumes for our operations in the country, fueled by an outstanding month of March, which also reached a new all time high in monthly cement dispatches.

With regards to Guatemala, demand dynamics during the quarter were positive, mainly as a consequence of a strong activity in the industrial and commercial sector, and a resilient private consumption backed by remittances.

2017 First Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

CEMEX LatAm Holdings

Operating EBITDA and free cash flow

	January - March			First Quarter		
	2017	2016	% var	2017	2016	% var
Operating earnings before other expenses, net	72	83	(13%)	72	83	(13%)
+ Depreciation and operating amortization	21	20		21	20	
Operating EBITDA	93	103	(10%)	93	103	(10%)
- Net financial expense	17	15		17	15	
- Capital expenditures for maintenance	10	4		10	4	
- Change in working Capital	23	10		23	10	
- Taxes paid	22	13		22	13	
- Other cash items (Net)	4	4		4	4	
Free cash flow after maintenance capital exp	17	57	(70%)	17	57	(70%)
- Strategic Capital expenditures	16	31		16	31	
Free cash flow	1	26	(97%)	1	26	(97%)

In millions of US dollars, except percentages.

Information on Debt

	First Quarter			Fourth Quarter
	2017	2016	% var	2016
Total debt [1, 2]	960	1,051		983
Short term	2%	25%		16%
Long term	98%	75%		84%
Cash and cash equivalents	35	43	(18%)	45
Net debt	925	1,008	(8%)	938

	First Quarter	
	2017	2016
Currency denomination		
U.S. dollar	98%	98%
Colombian peso	2%	2%
Interest rate		
Fixed	73%	76%
Variable	27%	24%

In millions of US dollars, except percentages.
[1] Includes capital leases, in accordance with International Financial Reporting Standards (IFRS).
[2] Represents the consolidated balances of CLH and subsidiaries.

2017 First Quarter Results Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in thousands of U.S. Dollars, except per share amounts

	January - March			First Quarter		
INCOME STATEMENT	2017	2016	% var	2017	2016	% var
Net sales	328,683	315,968	4%	328,683	315,968	4%
Cost of sales	(178,199)	(163,303)	(9%)	(178,199)	(163,303)	(9%)
Gross profit	**150,484**	**152,665**	**(1%)**	**150,484**	**152,665**	**(1%)**
Operating expenses	(79,010)	(70,122)	(13%)	(79,010)	(70,122)	(13%)
Operating earnings before other expenses, net	**71,474**	**82,543**	**(13%)**	**71,474**	**82,543**	**(13%)**
Other expenses, net	(2,307)	115	N/A	(2,307)	115	N/A
Operating earnings	**69,167**	**82,658**	**(16%)**	**69,167**	**82,658**	**(16%)**
Financial expenses	(16,649)	(14,873)	(12%)	(16,649)	(14,873)	(12%)
Other income (expenses), net	4,763	6,761	(30%)	4,763	6,761	(30%)
Net income before income taxes	**57,281**	**74,546**	**(23%)**	**57,281**	**74,546**	**(23%)**
Income tax	(21,747)	(29,080)	25%	(21,747)	(29,080)	25%
Consolidated net income	**35,534**	**45,466**	**(22%)**	**35,534**	**45,466**	**(22%)**
Non-controlling Interest Net Income	(114)	(150)	24%	(114)	(150)	24%
Controlling Interest Net Income	**35,420**	**45,316**	**(22%)**	**35,420**	**45,316**	**(22%)**
				0	0	
Operating EBITDA	**92,608**	**103,416**	**(10%)**	**92,608**	**103,416**	**(10%)**
Earnings per share	**0.06**	**0.08**	**(22%)**	**0.06**	**0.08**	**(22%)**

	as of March 31		
BALANCE SHEET	2017	2016	% var
Total Assets	**3,380,890**	**3,281,586**	**3%**
Cash and Temporary Investments	35,184	43,279	(19%)
Trade Accounts Receivables	124,859	109,899	14%
Other Receivables	45,457	39,753	14%
Inventories	75,107	86,583	(13%)
Other Current Assets	23,147	24,049	(4%)
Current Assets	303,754	303,563	0%
Fixed Assets	1,275,233	1,145,106	11%
Other Assets	1,801,903	1,832,917	(2%)
Total Liabilities	**1,856,322**	**1,890,395**	**(2%)**
Current Liabilities	358,111	559,122	(36%)
Long-Term Liabilities	1,481,955	1,323,399	12%
Other Liabilities	16,256	7,874	106%
Consolidated Stockholders' Equity	**1,524,568**	**1,391,191**	**10%**
Non-controlling Interest	5,010	5,536	(10%)
Stockholders' Equity Attributable to Controlling Interest	1,519,558	1,385,655	10%

2017 First Quarter Results Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in millions of Colombian Pesos in nominal terms, except per share amounts

	January - March			First Quarter		
INCOME STATEMENT	2017	2016	% var	2017	2016	% var
Net sales	954,623	1,012,746	(6%)	954,623	1,012,746	(6%)
Cost of sales	(517,559)	(523,422)	1%	(517,559)	(523,422)	1%
Gross profit	**437,064**	**489,324**	**(11%)**	**437,064**	**489,324**	**(11%)**
Operating expenses	(229,477)	(224,757)	(2%)	(229,477)	(224,757)	(2%)
Operating earnings before other expenses, net	**207,587**	**264,567**	**(22%)**	**207,587**	**264,567**	**(22%)**
Other expenses, net	(6,698)	368	N/A	(6,700)	368	N/A
Operating earnings	**200,889**	**264,935**	**(24%)**	**200,889**	**264,935**	**(24%)**
Financial expenses	(48,356)	(47,673)	(1%)	(48,356)	(47,673)	(1%)
Other income (expenses), net	13,833	21,671	(36%)	13,833	21,671	(36%)
Net income before income taxes	**166,366**	**238,933**	**(30%)**	**166,366**	**238,933**	**(30%)**
Income tax	(63,161)	(93,209)	32%	(63,161)	(93,209)	32%
Consolidated net income	**103,205**	**145,724**	**(29%)**	**103,205**	**145,724**	**(29%)**
Non-controlling Interest Net Income	(331)	(480)	31%	(331)	(480)	31%
Controlling Interest Net Income	**102,874**	**145,244**	**(29%)**	**102,874**	**145,244**	**(29%)**
Operating EBITDA	**268,971**	**331,471**	**(19%)**	**268,971**	**331,471**	**(19%)**
Earnings per share	**185.40**	**262.01**	**(29%)**	**185.40**	**262.01**	**(29%)**

	as of March 31		
BALANCE SHEET	2017	2016	% var
Total Assets	**9,737,774**	**9,918,102**	**(2%)**
Cash and Temporary Investments	101,339	130,806	(23%)
Trade Accounts Receivables	359,623	332,154	8%
Other Receivables	130,926	120,149	9%
Inventories	216,326	261,684	(17%)
Other Current Assets	66,668	72,681	(8%)
Current Assets	874,885	917,474	(5%)
Fixed Assets	3,672,976	3,460,912	6%
Other Assets	5,189,913	5,539,716	(6%)
Total Liabilities	**5,346,654**	**5,713,436**	**(6%)**
Current Liabilities	1,031,446	1,689,861	(39%)
Long-Term Liabilities	4,268,387	3,999,776	7%
Other Liabilities	46,821	23,799	97%
Consolidated Stockholders' Equity	**4,391,120**	**4,204,666**	**4%**
Non-controlling Interest	14,429	16,733	(14%)
Stockholders' Equity Attributable to Controlling Interest	4,376,691	4,187,933	5%

2017 First Quarter Results Page 7

OPERATING RESULTS

Operating Summary per Country

in thousands of U.S. dollars
Operating EBITDA margin as a percentage of net sales

	January - March			First Quarter		
	2017	2016	% var	2017	2016	% var
NET SALES						
Colombia	155,168	156,734	(1%)	155,168	156,734	(1%)
Panama	69,606	62,509	11%	69,606	62,509	11%
Costa Rica	37,427	38,937	(4%)	37,427	38,937	(4%)
Rest of CLH	73,028	62,346	17%	73,028	62,346	17%
Others and intercompany eliminations	(6,546)	(4,558)	(44%)	(6,546)	(4,558)	(44%)
TOTAL	328,683	315,968	4%	328,683	315,968	4%
GROSS PROFIT						
Colombia	64,189	76,768	(16%)	64,189	76,768	(16%)
Panama	34,788	27,669	26%	34,788	27,669	26%
Costa Rica	16,234	20,674	(21%)	16,234	20,674	(21%)
Rest of CLH	30,634	24,517	25%	30,634	24,517	25%
Others and intercompany eliminations	4,639	3,037	53%	4,639	3,037	53%
TOTAL	150,484	152,665	(1%)	150,484	152,665	(1%)
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET						
Colombia	30,810	48,785	(37%)	30,810	48,785	(37%)
Panama	26,224	20,169	30%	26,224	20,169	30%
Costa Rica	10,855	15,435	(30%)	10,855	15,435	(30%)
Rest of CLH	22,735	18,095	26%	22,735	18,095	26%
Others and intercompany eliminations	(19,150)	(19,941)	4%	(19,150)	(19,941)	4%
TOTAL	71,474	82,543	(13%)	71,474	82,543	(13%)
OPERATING EBITDA						
Colombia	37,660	54,746	(31%)	37,660	54,746	(31%)
Panama	30,849	24,621	25%	30,849	24,621	25%
Costa Rica	12,101	16,984	(29%)	12,101	16,984	(29%)
Rest of CLH	24,070	19,496	23%	24,070	19,496	23%
Others and intercompany eliminations	(12,072)	(12,431)	3%	(12,072)	(12,431)	3%
TOTAL	92,608	103,416	(10%)	92,608	103,416	(10%)
OPERATING EBITDA MARGIN						
Colombia	24.3%	34.9%		24.3%	34.9%	
Panama	44.3%	39.4%		44.3%	39.4%	
Costa Rica	32.3%	43.6%		32.3%	43.6%	
Rest of CLH	33.0%	31.3%		33.0%	31.3%	
TOTAL	28.2%	32.7%		28.2%	32.7%	

2017 First Quarter Results Page 8

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons
Ready mix in thousands of cubic meters

	January - March			First Quarter		
	2017	2016	% var	2017	2016	% var
Total cement volume [1]	1,893	1,829	4%	1,893	1,829	4%
Total domestic gray cement volume	1,675	1,609	4%	1,675	1,609	4%
Total ready-mix volume	756	738	3%	756	738	3%
Total aggregates volume	1,764	1,735	2%	1,764	1,735	2%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Per-country volume summary

	January - March	First Quarter	First Quarter 2017
	2017 vs. 2016	2017 vs. 2016	vs. Fourth Quarter 2016
DOMESTIC GRAY CEMENT			
Colombia	(2%)	(2%)	(3%)
Panama	9%	9%	26%
Costa Rica	1%	1%	20%
Rest of CLH	18%	18%	11%
READY-MIX			
Colombia	(4%)	(4%)	(2%)
Panama	29%	29%	19%
Costa Rica	(11%)	(11%)	20%
Rest of CLH	28%	28%	36%
AGGREGATES			
Colombia	(6%)	(6%)	(5%)
Panama	29%	29%	18%
Costa Rica	(6%)	(6%)	17%
Rest of CLH	48%	48%	83%

2017 First Quarter Results Page 9

OPERATING RESULTS

Price Summary

Variation in U.S. dollars

	January - March 2017 vs. 2016	First Quarter 2017 vs. 2016	First Quarter 2017 vs. Fourth Quarter 2016
DOMESTIC GRAY CEMENT			
Colombia	(10%)	(10%)	0%
Panama	0%	0%	0%
Costa Rica	(8%)	(8%)	(2%)
Rest of CLH	2%	2%	2%
READY-MIX			
Colombia	11%	11%	5%
Panama	0%	0%	3%
Costa Rica	(17%)	(17%)	(2%)
Rest of CLH	(13%)	(13%)	(13%)
AGGREGATES			
Colombia	15%	15%	10%
Panama	1%	1%	1%
Costa Rica	(32%)	(32%)	(24%)
Rest of CLH	(12%)	(12%)	(20%)

For Rest of CLH, volume-weighted average prices.

Variation in local currency

	January - March 2017 vs. 2016	First Quarter 2017 vs. 2016	First Quarter 2017 vs. Fourth Quarter 2016
DOMESTIC GRAY CEMENT			
Colombia	(18%)	(18%)	(4%)
Panama	0%	0%	0%
Costa Rica	(4%)	(4%)	(1%)
Rest of CLH	1%	1%	(10%)
READY-MIX			
Colombia	1%	1%	0%
Panama	0%	0%	3%
Costa Rica	(14%)	(14%)	(1%)
Rest of CLH	(11%)	(11%)	(26%)
AGGREGATES			
Colombia	5%	5%	5%
Panama	1%	1%	1%
Costa Rica	(29%)	(29%)	(23%)
Rest of CLH	(8%)	(8%)	(45%)

For Rest of CLH, volume-weighted average prices.

2017 First Quarter Results Page 10

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates used to convert: (i) the balance sheet as of December 31, 2015 and December 31, 2014 was $3,149.47 and $2,392.46 Colombian pesos per US dollar, respectively, and (ii) the consolidated results for the fourth quarter of 2015 and for the fourth quarter of 2014 were $3,049.47 and $2,216.39 Colombian pesos per US dollar, respectively.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala, El Salvador and Brazil.

Exchange rates

	January - March		January - March		First Quarter	
	2017 closing	2016 closing	2017 average	2016 average	2017 average	2016 average
Colombian peso	2,880.24	3,022.35	2,904.39	3,205.22	2,904.39	3,205.22
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	567.34	542.23	565.64	543.00	565.64	543.00
Euro	1.0661	1.0864	1.0600	1.0900	1.0600	1.0900

Amounts provided in units of local currency per US dollar.

2017 First Quarter Results Page 11

DEFINITIONS OF TERMS AND DISCLOSURES Definition of terms Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).    Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies.    Net debt equals total debt minus cash and cash equivalents. Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.    pp equals percentage points. Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.    2017 First Quarter Results Page 12